EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

02047100

RECD S.E.C.
AUG - 1 2002
1086

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

August 1, 2002

Tele Celular Sul Participações S.A.

PROCESSED
AUG 0 5 2002
THOMSON FINANCIAL

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Viver sem fronteiras
Tele Celular Sul Participações S.A.

POLICY OF DISCLOSURE OF INFORMATION AND TRADING OF SECURITIES ISSUED BY TELE CELULAR SUL PARTICIPAÇÕES S.A.

Curitiba, July 2002.

CONTENS

I. Purpose and Scope

Article 1- This policy aims at setting high standards of conduct and transparency for the disclosure and use of a material fact and for the trading of securities issued by Tele Celular Sul S.A. ("Company"), to be followed by (i) Directors, Controlling Shareholders, Members of the Audit Committee and other bodies of the Company with Technical or Advisory Functions; (ii) Employees and Officers with access to Relevant Information; and also, (iii) whomever, by virtue of his/her position, office or function in the Controlled Companies and Associated Companies, knows information concerning a Material Act or Fact.

The people listed above must execute the respective Pledge of Compliance, in the form shown in Attachment I, as provided in articles 15, § 1, item I and 16, § 1 of Instrução CVM 358/02.

The company shall maintain in its file a list of the people who executed a Pledge of Compliance (Attachment II), with the respective personal data, position or function, address and Individual or Corporate Taxpayer Identification number.

II. Definitions

Article 2 - "Material Act or Fact", under article 155, § 1, of Law nº 6.404/76 and article 2 of Instrução CVM nº 358/02 means: (a) any decision passed by the Controlling Shareholder(s), by the general meeting or by the management of Company; or (b) any other act or fact of a political-administrative, technical, business or economic character related to its business that can significantly impact:

(i) the perceived value of the Company;

(ii) the rating of the Securities;

(iii) the decisions of investors to buy, sell or keep those Company Securities; or

(iii) the decisions of investors to exert any rights pertaining to owners of securities issued by company or related to them.

Sole paragraph - Article 2 of Instrução CVM 358/02 lists examples of Material Acts of Facts, their repetition being obviated. All the same, Material Acts of Facts must have their materiality analyzed within the context of the Company's ordinary activities and dimension, as well as of the information already disclosed, and not abstractly, in order to avoid the trivialization of the disclosure of Material Acts of Facts to the prejudice of the quality of the analysis of the Company's possibilities by the market.

III. Objective of the Disclosure of a Material Act or Fact

Article 3 - The disclosure of a Material Act or Fact has the objective of providing investors with timely, reasonable and effective information needed for their investment decisions, ensuring the best symmetry possible in the disclosure of information. Thus, the improper use of privileged information in the securities market by people who have access to it, to their own or third-party advantage and to the prejudice of investors in general, of the market, and of Company itself is prevented.

IV. Responsibilities

Article 4 - The Director of Investor Relations is the person responsible for the performance and enforcement of this policy, inclusive for the elaboration and updating of the information complied in the exhibits, and is also the primary Company spokesperson for disclosures to the market.

V. Disclosure Duties

Article 5 - The directors, Controlling Shareholders, Members of the Statutory Audit Committee, Employees and Officers having access to Relevant Information or any of the members of all the other bodies of the Company having Technical or Advisory Functions, who have executed the Pledge of Compliance, and who have personal knowledge of a Material Act or Fact, must inform it to the Director of Investor Relations. In the event the people mentioned hereinabove find an omission on the part of the Director of Investor Relations in the fulfillment of his information and disclosure duties, they shall only be discharged from responsibility if they immediately inform the Material Act or Fact to the CVM.

Article 6 - When having access or receiving any notice of a material act or fact, the Director of Investor Relations shall disclose such information by sending it to CVM and the stock exchanges and/or organized over-the-counter market in which the Company's securities are traded, as well as in any media, including press releases (art. 3°, §3° of Instrução 358).

Article 7- In the event of an atypical oscillation in the rating, price or quantity of Company securities traded, the Director of Investor Relations shall question the people mentioned in article 5, in order to find whether they have any knowledge of information that should be disclosed to the market.

Article 8- Once the existence of information not disclosed to the market is confirmed, as mentioned in **article 7**, the Director of Investor Relations shall immediately disclose the Material Act or Fact to CVM, thereby discharging himself of that duty.

Sole paragraph - The Director of Investor Relations shall remain ready to provide CVM and the stock exchanges and/or over-the-counter market institutions with the additional information they might request on the disclosed Material Act or Fact, limiting it to information deemed to be in the interest of the Company and its investors.

VI. Means of Disclosure

Article 9 - The Director of Investor Relations shall see to the immediate disclosure of material acts and facts concerning the Company, simultaneously, in all markets in which the company's securities are accepted for trading.

Article 10 - The material acts and facts shall be clearly and precisely stated, in a language accessible to the investors.

Article 11 - The material acts and facts shall be published in wide-circulation newspapers, usually employed by the Company. The publication shall contain the web site where the information concerning the Material Act or Fact is available.

Article 12 - The material acts and facts shall be simultaneously disclosed to the:

(i) CVM;
(ii) SEC;
(iii) Stock Exchanges.

Article 13 - The disclosure of material acts and facts shall be take place, whenever possible, before the beginning or after the end of the trading in the stock exchanges in which the Company securities are accepted for trading. If the securities are traded in different countries, the disclosure must be simultaneous in both markets; in the event of incompatibility, the trading hours in the Brazilian market shall prevail.

Sole paragraph - In the event the disclosure cannot be performed before the opening or after the closing of the trading, the Director of Investor Relations may request the simultaneous suspension of the trading of company securities in the markets in which the securities are accepted for trading, until the relevant information is properly disclosed.

VII. Exception to the Immediate Disclosure

Article 14 - The general rule concerning a Material Act or Fact is its disclosure and publicity. In any case, the non-disclosure of a Material Act or Fact is an exception and should be the object of analysis (Instrução CVM nº 358/02, article 6º *caput*).

Article 15 - There are, however, exceptional cases in which the indiscriminate disclosure of Privileged Information that constitutes a Material Act or Fact can jeopardize the legitimate interest of the Company. In such a situation, the non-disclosure of a Material Act or Fact concerning the Company shall be subject to the decision of the Company's Controlling Shareholders or Directors (Instrução CVM nº 358/02, article 6, head paragraph).

§ 1 - In the event the Material Act or Fact is linked to deals directly involving the Controlling Shareholders and they opt for its non-disclosure, they shall inform the Director of Investor Relations accordingly.

§ 2 - Even though the Directors and Controlling Shareholders opt for non-disclosure of the Material Act or Fact, it is their duty to disclose the Material Act or Fact, directly or through the Director of Investor Relations, in the event the information escapes their control or in the atypical hypothesis of an oscillation in the rating, price or quantity of Company securities traded (Instrução CVM nº 358/02, article 6, sole paragraph).

§ 3 - The Directors and Controlling Shareholders may submit to CVM their exceptional decision of keeping confidential Material Acts or Facts, the disclosure of which they consider harmful to the legitimate interests of the Company (Instrução CVM 358/02, article 7).

VIII. Confidentiality Duty

Article 16 - The people listed in **article 1** must keep confidential all the information concerning a Material Act or Fact to which they have privileged access by virtue of their office or position until its proper disclosure, and should also cause their subordinates and third-parties who know it to keep it confidential as well.

IX- Procedures of Disclosure of Information on Trading by Directors and Related Persons

Article 17 - The procedures concerning the notice and disclosure of information on the trading of Company Securities are based on article 11 of Instrução CVM n° 358/02.

Article 18 - The Directors, Members of the Audit Committee and members of bodies with technical or advisory functions shall inform their ownership of Company Securities, be it in their own name or in the name of Related Persons, as well the changes in such positions.

Article 19 - The notice shall be sent to the Director of Investor Relations and, through him, to CVM and the Stock Exchange, in the form shown in Attachment III hereto.

Article 20 - The notice to CVM shall be made (i) immediately after taking office and (ii) within a maximum on ten (10) days after the end of the month in which the change in the positions held is effected, indicating the balance of the position in the period.

X - Notice and Disclosure about the Purchase or Sale of Relevant Interest

Article 21 - The procedures concerning the notice and disclosure of information on the trading of Company Securities, involving relevant interest, are based on article 12 of Instrução CVM n° 358/02.

Article 22 - Relevant interest is shareholding directly or indirectly corresponding to five percent (5%) or more of a kind or class of shares of the Company capital.

Article 23 - The direct or indirect Controlling Shareholders, and the shareholders electing the Directors of the Company, shall send notice of and disclose information on the purchase or sale of relevant interest.

Article 24 - The disclosure shall be made by publication in the wide-circulation newspapers usually employed by the Company (Instrução CVM n° 358/02, article 3).

Article 25 - The notice of purchase or sale of relevant shareholding shall be sent to CVM and to the Stock Exchanges, with the information shown in the model form found in Attachment IV hereto.

Article 26 - The notice to CVM and the Stock Exchanges shall be sent immediately after the interest described in Article 22 is attained.

XI - Trading of Company Securities

Article 27 - In order to ensure adequate standards of trading of securities issued by the Company and its listed Controlled Companies, all trading on the part of the Company itself and of the people bound to comply with this Policy shall only take place with the intermediation of Accredited Brokers, shown on the list sent to CVM, kept updated.

Article 28 - The Company, its Directors, Members of the Audit Committee, Employees and Officers with access to Material Information and the members of the other bodies of the Company with Technical or Advisory Functions that executed the of compliance, shall abstain from trading their shares in all black-out periods determined by a notice of the Director of Investor Relations. The Director of Investor

Relations is under no obligation to explain the reason for the Black-Out Period, which shall be treated as confidential by its addressees.

Article 29 - The same obligations apply to the Controlling Shareholders, Controlled Companies, and whomever, by virtue of their office, position or function in the Holding Company, in the Controlled Companies and Associated Companies, has any knowledge of a Material Act or Fact about the Company, and has executed the Pledge of Compliance.

XII - Restrictions on Trading of Company Securities Pending the Disclosure of a Material Act or Fact

Article 30 - In hypotheses "i", "ii" and "iii" below, the trading of Company securities is prohibited in principle (without prejudice to the exemption applicable to trading based on this Trading Policy): (a) by Company; (b) by its Directors, Controlling Shareholders, Members of the Audit Committee, Employees and Officers with access to Material Information and other bodies with Technical or Advisory Functions, and also, (c) by whomever, by virtue of his/her position, office or function in the Controlled Companies and Associated Companies, knows information concerning a Material Act or Fact, until the Company discloses it to the market:

(i) Whenever any Material Act or Fact occurs in the Company business and is known to the people listed above;
(ii) Whenever an option or order for the end of purchase or sale of Company shares by the Company itself, its Controlled Companies, Associated Companies or any other company under common control is in force or is granted;
(iii) and whenever a company take-over, spin-off, split-up, merger, transformation or reorganization is intended.

§ 1° - The prohibition mentioned in item (ii) above applies to deals with Company shares carried out by its Directors, Members of the Audit Committee, Employees and Officers with access to Material Information, members of the other bodies of the Company with Technical or Advisory Functions, Controlling Shareholders and by whomever, by virtue of his/her position, office or function in the Controlled Companies and Associated Companies, knows information concerning a Material Act or Fact and has executed the Pledge of Compliance, exclusively on the dates on which the Company trades or informs the Accredited Brokers that it will trade Company shares. To this effect, the Accredited Brokers are instructed by the Director of Investor Relations not to record deals on such dates.

XIII - Exceptions to the General Restrictions on the Trading of Company Securities

Article 31 - The prohibitions mentioned in ***chapter XII*** *"Restrictions on the Trading of Company Securities Pending the Disclosure of a Material Act or Fact"* do not apply to the deals with treasury stock through a private stock trading company, related to the exercise of a purchase option according to a share purchase option plan approved by the General Meeting of the Company in the form of a specific authorization by the CVM, according to decision passed on Apr/16/2002 (Proc. RJ 2000/5369) and the occasional repurchase by the Company of such shares, also through a private stock trading company.

Article 32 - The restrictions on trading provided in ***chapter XII*** *"Restrictions on Trading of Company Securities Pending the Disclosure of a Material Act or Fact"* do not apply to the Company itself, its Controlling Shareholders, Directors, Members of the Audit Committee, Employees and Officers with access to Material Information and the members of other bodies of the Company with Technical or Advisory Functions, as of the date of execution of the Pledge of Compliance (Instrução CVM n° 358/02, article 13, § 7), when such trading, within the scope of the Trading Policy, is done in the form of long-term investment, meeting at least one of the following characteristics:

(i) subscription or purchase of shares by virtue of the exercise of options granted under a Share Purchase Option plan approved by the general meeting;
(ii) purchase by the Company in a program to buy shares for cancellation or maintenance as treasury stock;
(iii) investment of variable pay received as profit share in the purchase of Company securities;
(iv) execution of Individual Investment Programs by the Directors, direct or indirect Controlling Shareholders, Members of the Audit Committee, Employees and Officers with access to Material Information and the members of other bodies of the Company with Technical or Advisory Functions.

Sole paragraph - Individual Investment Programs are the individual plans for the purchase of Company securities, that shall indicate approximately the amount the interested party intends to invest or the quantity of Securities he/she intends to purchase within a period not less than 12 months, after which the interested party shall submit a brief report of the respective development. Individual Investment Programs must be filed with the Director of Investor Relations no less than thirty (30) days before the start of the program.

XIV - No Trading of Company Securities in a Period Preceding the Disclosure of Quarterly and Annual Information and Financial Statements

Article 33 - The Company, its Directors, direct and indirect Controlling Shareholders, Members of the Audit Committee, Employees and Officers with access to Material Information and the members of the other bodies of the Company with Technical or Advisory Functions, and also, whomever, by virtue of his/her position, office or function in the Controlled Companies and Associated Companies, knows information concerning a Material Act or Fact and has executed the Pledge of Compliance, shall not trade Company securities for a period of fifteen (15) days before the disclosure or publication, as the case might be, of:

(i) quarterly information on the Company (ITR);
(ii) annual information on the Company (DFP and IAN);
(iii) financial statements.

Sole paragraph - The Individual Investment Programs shall comply strictly with this restriction.

XV - No Decision Concerning the Purchase or Sale of Company Shares (Instrução CVM n°358/02, article 14)

Article 34 - The Company Board of Directors shall not decide on the purchase or sale of Company shares until information is published in the form of a Material Act or Fact concerning:

(i) the execution of any agreement or contract to transfer the controlling interest in the Company; or

(ii) the granting of an option or order to transfer the controlling interest in the Company; or

(iii) the existence of an intended Company take-over, split-up, spin-off, merger, transformation or reorganization.

Sole paragraph - If, after the approval of a share repurchase plan, any of the above hypotheses happens, the Company shall immediately discontinue deals with its own shares until the disclosure of the respective Material Act or Fact.

XVI - No Decision by Former Directors

Article 35 - Without prejudice to the above provisions concerning the Individual Investment Programs, Directors leaving the management of the Company before the public disclosure of a deal or fact originated while he/she was in office shall not trade Company securities:

(i) for six (06) months after the termination; or

(ii) until the disclosure to the market, by the Company, of a Material Act or Fact, except if, in this second hypothesis, the trading of Company shares after the adverse impact on the shareholders or the Company itself.

Sole paragraph - Among the alternatives mentioned above, the event that occurs first shall prevail.

XVII - APPLICATION

Article 36 - This Information and Share Trading Disclosure Policy applies to Tele Celular Sul Participações S.A.

XVIII - APPROVAL AND EFFECTIVE DATE

Article 37 - This Policy was approved by the Board of Directors, pursuant to Instrução CVM n° 358 of January 3, 2002, on --/--/--, effective today.

ATTACHMENT I

TELE CELULAR SUL PARTICIPAÇÕES S.A.
A Listed Company
CNPJ / MF nº 02.558.115/0001-21
NIRE 41 3 0001760 3
PLEDGE OF COMPLIANCE

On the dd of the month of xx, 2002, at the main office of TELE CELULAR SUL PARTICIPAÇÕES S.A., located at Rua Comendador Araújo 299, Curitiba, appeared (name and surname), (nationality), (marital status), (profession), domiciled (business address), bearer of ID (Taxpayer ID), who stated that, after informed of the terms of the Company Policy of Disclosure of Material Acts or Facts, passed by the Meeting of the Board of Directors held on the (dd) of the month of xx, 2002, pledges, as hereby he/she indeed does, to comply with its provisions and undertakes to abide by its terms and conditions, in the way and for all effects provided by law. In witness whereof, this pledge was read and is confirmed by the undersigned person, named above.

Curitiba, (date).

(Signature)
Complete name

ATTACHMENT II

List of People that Must Execute the Pledge of Compliance

TELE CELULAR SUL PARTICIPAÇÕES S.A.
A listed company
CNPJ / MF n° 02.558.115/0001-21
NIRE 41 3 0001760 3

List of People that Must Execute the Pledge of Compliance

(The following people must sign the Pledge of Compliance: controlling shareholders, having direct or indirect control, officers, directors, members of the statutory audit committee or bodies with technical or advisory functions, created under the articles of organization, or all those who, by virtue of their office, function or position in Tele Celular Sul Participações S.A., its controlling shareholder, its controlled or associated companies, have access to information concerning material acts or facts).

Complete name, personal data, (nationality, marital status, profession, ID, domicile), position or function, taxpayer ID number.

ATTACHMENT III
Trading with Securities of Listed Companies controlled by the Company and/or its Holding Company:

PERIOD: [MONTH/YEAR]		
NAME OF THE PURCHASER OR SELLER		
IDENTIFICATION DATA		TAXPAYER ID
DATE OF THE DEAL		
ISSUING COMPANY		
TYPE OF DEAL		
TYPE OF SECURITY		
TOTAL QUANTITY		
QUANTITY PER TYPE AND CLASS		
PRICE		
BROKER		
OTHER RELEVANT INFORMATION		

ATTACHMENT IV
Purchase or Sale of Relevant Interest

PERIOD: [MONTH/YEAR]		
NAME OF THE PURCHASER/ SELLER		
IDENTIFICATION DATA		TAXPAYER ID
DATE OF THE DEAL		
ISSUING COMPANY		
TYPE OF DEAL		
TYPE OF SECURITY		
INTENDED QUANTITY		
QUANTITY PER TYPE AND CLASS		
PRICE		
BROKER		
OBJECTIVE OF THE INTEREST		
NUMBER OF CONVERTIBLE DEBENTURES ALREADY HELD, DIRECTLY OR INDIRECTLY		
QUANTITY OF SHARES RESULTING FROM THE CONVERSION OF DEBENTURES, PER TYPE AND CLASS, AS THE CASE MIGHT BE		

QUANTITY OF OTHER SECURITIES, ALREADY HELD, DIRECTLY OR INDIRECTLY	
MENTION OF ANY AGREEMENT OR CONTRACT REGULATING VOTING RIGHTS OR THE PURCHASE AND SALE OF COMPANY SECURITIES	
OTHER RELEVANT INFORMATION	

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: August 1, 2002

By:______________________________

Name: Paulo Roberto Cruz Cozza

Title: Chief Financial Officer